August 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Foremost Clean Energy Ltd.
Registration Statement on Form F-3
File No. 333-289277
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as sales agent for the above-referenced offering, hereby join in the request of Foremost Clean Energy Ltd. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM, Eastern Time, on August 8, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Dorsey & Whitney LLP, request by telephone that such Registration Statement be declared effective.

We, the undersigned, as sales agent, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CANACCORD GENUITY LLC
By:	/s/ Jennifer Pardi
	Name:	Jennifer Pardi
	Title:	Managing Director